Exhibit 3.1
Amendment to Certificate of Designation, Series C Preferred Stock

WHEREAS, on October 20, 2021, the Board of Directors (the “Board”) of TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Corporation”), adopted and approved the transactions contemplated by the Agreement and Plan of Merger, dated as of October 20, 2021 (the “Merger Agreement”), by and among Raymond James Financial, Inc., a Florida corporation (“Parent”), Macaroon One LLC, a Florida limited liability company and direct, wholly owned subsidiary of Parent (“Merger Sub 1”), Macaroon Two LLC, a Florida limited liability company and direct, wholly owned subsidiary of Parent (“Merger Sub 2”), and the Corporation, pursuant to which Merger Sub 1 shall be merged with and into the Corporation, with the Corporation being the surviving corporation of such merger, and such initial surviving corporation shall be merged with and into Merger Sub 2, with Merger Sub 2 being the surviving entity of such merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Merger Agreement contemplates that each share of Series C Preferred Stock of the Corporation (the “Series C Preferred Stock”) issued and outstanding immediately prior to the First Effective Time (as defined in the Merger Agreement) will be converted into the right to receive $30.00 in cash multiplied by the number of non-voting common stock, no par value, of the Corporation that such share of Series C Preferred Stock would be convertible into pursuant to the terms of the Corporation’s Certificate of Designation of the Series C Perpetual Non-Cumulative Convertible Non-Voting Preferred Stock (the “Certificate of Designation”);

WHEREAS, the Board deems it advisable and in the best interests of the Corporation to amend the Certificate of Designation to effect the foregoing treatment of the Series C Preferred Stock (the “Amendment”);

WHEREAS, under the terms of that certain Support Agreement, dated October 20, 2021, among Parent, Merger Sub 1, the Corporation and T-VIII Pubopps LP (“Stone Point), Stone Point, on behalf of itself and its affiliates, who are the sole holders of all shares of the Series C Preferred Stock, has approved, agreed and provided its written consent to the terms of the Amendment and the filing of the Amendment with the Pennsylvania Department of State;

NOW THEREFORE, BE IT RESOLVED, that Article SECOND, as contained in the Certificate of Designation, shall be amended to add as a new Section 18 the following in its entirety:

Section 18. Notwithstanding anything to the contrary herein, upon and subject to the merger of Macaroon One LLC, a Florida limited liability company and direct, wholly-owned subsidiary of Raymond James Financial, Inc., with and into the Company pursuant to that certain Agreement and Plan of Merger, dated October 20, 2021 among Raymond James Financial, Inc., Macaroon One LLC, Macaroon Two LLC and the Company, each share of Series C Preferred Stock issued and outstanding immediately prior to the effective time of the aforementioned merger shall, effective upon the consummation of such merger, automatically be converted into the right to receive $30.00 in cash multiplied by the number of Non-Voting Common Stock such share of Series C Preferred Stock would be convertible into pursuant to the terms herein. Upon such conversion, each share of Series C Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the aforementioned effective time.

Exhibit 3.1
General Resolutions

FURTHER RESOLVED, that the Corporation is hereby authorized to pay any and all fees, costs and expenses in connection with the performance of actions contemplated by these resolutions;

FURTHER RESOLVED, that all actions heretofore taken by any officer or director of the Corporation in connection with any matter referred to in any of the foregoing resolutions are hereby approved, ratified and confirmed in all respects as fully as if such actions had been presented to this Board for its approval, and received such approval, prior to such actions being taken; and

FURTHER RESOLVED, that the Corporation’s (a) Chief Executive Officer and (b) Chief Financial Officer (the “Authorized Officers”) be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation or any of its subsidiaries and/or affiliates, as applicable, to do and perform, or cause to be done or performed, all further acts or deeds and to make, execute and deliver, or cause to be made, executed and delivered (and to execute powers of attorney to designate employees and agents of each such entity to make, execute and deliver in their stead), such agreements, instruments, documents, undertakings and certificates as such Authorized Officer may deem necessary, advisable or appropriate from time to time in order to carry out fully the intent and effectuate the purposes of the foregoing resolutions, and each such determination shall be conclusively evidenced by the performance of such acts and deeds and the execution and delivery of such agreements, instruments, documents, undertakings and certificates by any Authorized Officer.